FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of April, 2003
Commission File Number 333-7182-01

                                   CEZ, a. s.
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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X       Form 40-F
                                ---                ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No  X
                                    ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

  Syndicate of banks confirmed good name of CEZ in international credit market

On April 8, the representatives of CEZ, a.s., and Sumitomo Mitsui Banking Corporation Europe Limited (SMBCE) signed a five-year guarantee for a loan from the European Investment Bank (EIB), valued at EUR 88 million.

"The successful conclusion of the guarantee proved that, with regard to credibility in the credit market, CEZ is seen as one of the best companies in the Czech Republic. This fact has also been confirmed by a recent announcement of the rating company, Standard & Poor's, which increased CEZ's outlook from stable to positive," said David Svojitka, Member of the Board of Directors of CEZ and Executive Manager of Finance and Administration.

Mark Gordon, Deputy General Manager of Sumitomo Mitsui Banking Corporation Europe Limited, added: "We are glad that this transaction was a success. The transaction was concluded for EUR 88 million, while the offer from the banks reached as high as EUR 130 million. The quality of banks associated in the syndicate only confirms the outstanding reputation the joint-stock company, CEZ, enjoys within the international banking sector."

The original loan (two tranches, each valued at EUR 100 million) from the EIB from 1996 was to finance extensive investments in connection with the company's environmental program. As regards credibility, the EIB considered CEZ such an attractive borrower that our request for an 18-year maturity (until 2013) was accepted.

Sumitomo Mitsui Banking Corporation Europe Limited is the chief arranger of the transaction, with Kreditanstalt fur Wiederaufbau being a co-arranger. There are eight other renowned banks in the syndicate.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CEZ, a. s.
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                                              (Registrant)
Date:  April 9, 2003
                                    By:
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                                              Libuse Latalova
                                       Head of Finance Administration